Exhibit 12 TELEPHONE AND DATA SYSTEMS, INC. RATIOS OF EARNINGS TO FIXED CHARGES (Dollars in Thousands)

	Three Months Ended March 31,

	2005	2004

EARNINGS:
Income before income taxes and minority interest	$41,943	$43,345
Add (deduct):
Earnings on equity method investments	(14,233)	(14,630)
Distributions from unconsolidated entities	1,520	3,683
Minority interests in pre-tax income of subsidiaries
that do not have fixed charges	(2,135)	(2,897)

	27,095	29,501
Add fixed charges:
Consolidated interest expense	51,856	46,821
Interest portion (1/3) of consolidated rent expense	9,692	6,902

	$88,643	$83,224

FIXED CHARGES:
Consolidated interest expense	$51,856	$46,821
Interest portion (1/3) of consolidated rent expense	9,692	6,902

	$61,548	$53,723

RATIO OF EARNINGS TO FIXED CHARGES	1.44	1.55

Tax-effected preferred dividends	$82	$85
Fixed charges	61,548	53,723

Fixed charges and preferred dividends	$61,630	$53,808

RATIO OF EARNINGS TO FIXED CHARGES AND
PREFERRED DIVIDENDS	1.44	1.55